NEWS RELEASE	ELD No. 15-16
TSX: ELD NYSE: EGO	August 20, 2015

Greece Update

Vancouver, BC – Eldorado Gold (“Eldorado” or “the Company”) confirms that Hellas Gold S.A., a Greek subsidiary of the Company, will undertake actions to suspend all its mining and development activities in Halkidiki, northern Greece, commencing the week of August 24, 2015.  The suspension, which will affect Hellas Gold’s Stratoni Mine as well as the Skouries and Olympias projects, is a direct result of the revocation by Greece’s Ministry of Energy of the technical studies of its projects in Halkidiki (as described in Eldorado’s press release dated August 19, 2015).

Hellas Gold is taking legal action against the decision of the Ministry of Energy, including the filing of an injunction request before the Council of State, Greece’s Supreme Court on administrative and environmental matters.  At this point, Eldorado is unable to provide guidance with respect to timing of any potential court decision.

Hellas Gold will continue to perform essential environmental protection works at its three sites in Halkidiki – Stratoni, Skouries, and Olympias – in order to safeguard the environment and the public interest.  Hellas Gold will, however, be forced to suspend the majority of its employees in Greece for a period of up to three months on terms in accordance with Greek labor legislation.  Hellas Gold would be left with no option but to terminate employees if the permits were not reinstated.  Currently, Hellas Gold and its contractors employ 2,000 persons directly in Halkidiki.  Eldorado estimates that 5,000 direct and indirect jobs have been created in Greece as a result of its mineral investment in the country.

Paul Wright, Chief Executive Officer of Eldorado, commented: “This unfortunate outcome is detrimental to the Company, Hellas Gold, our Greek employees, contractors, community supporters, and the Greek society.  However, Eldorado cannot and will not continue to allocate expenditures to our projects in Greece while the Ministry of Energy is openly hostile to our activities, as evidenced by recent Ministry decisions.   We sincerely hope to resume our activities in Halkidiki at some point in the near future – preferably through constructive engagement with the Ministry of Energy rather than a court decision.”

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s Greece Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Paul Skayman, Chief Operating Officer

Eldorado Gold Corporation

604.687.4018 or 1.888.353.8166

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